Pragma LLC
(A Wholly-Owned Subsidiary of MarketAxess Holdings Inc.)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2024

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pragma LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Cianciulli	212-813-6270	mcianciulli@marketaxess.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Cianciulli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pragma LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RON EDWARD STEINFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02ST6363848
Qualified in New York County
My commission expires August 28, 2025

Signature: [signature]

Title: Head of External Reporting

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRAGMA LLC

Index

Facing Page



Report of Independent Registered Public Accounting Firm

To the Member and Management of Pragma LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Pragma LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2025

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

PRAGMA LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	13,323,825
Due from clearing broker		250,000
Accounts receivable		3,054,548
Due from affiliate		389,320
Fixed assets, net		371,773
Capitalized software, net		2,826,192
Intangibles, net		22,119,048
Goodwill		67,321,831
Restricted cash		203,708
Prepaid expenses and other assets		756,318
Right-of-use assets		565,404
Total	$	111,181,967

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	3,133,550
Due to Parent and affiliates		636,220
Accrued expenses and other liabilities		1,394,724
Lease liabilities		565,404
Total		5,729,898
Commitments		
Member's equity		105,452,069
Total	$	111,181,967

The accompanying notes are an integral part of this statement of financial condition.

PRAGMA LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma LLC (the "Company"), a New York limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation.

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, and banks.

The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. ("MAH" or "Parent"). The Parent is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. Such amounts generally exceed federally insured limits.

Due from clearing broker:

The Company clears certain client transactions through another broker-dealer whereby this broker-dealer enters a Qualified Special Representative ("QSR") Agreement with the Company's clients to clear and settle transactions effected under these QSR agreements with those clients or their clearing firms on a delivery-versus-payment ("DVP") / receipt-versus-payment ("RVP") basis. Based on terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents a restricted cash deposit required by the clearing broker.

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs ("Internal Use Software"). The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

Capitalized software is amortized on a straight-line basis over its estimated useful life of five years.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2024, no impairment adjustment related to these capitalized costs was recorded.

Goodwill and Intangible Assets:
The Company operates as a single reporting unit. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including developed technology, customer relationships and trademark/trade names, are amortized over their estimated useful lives which range from 7 to 15 years. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Leases:
The Company records its operating leases in accordance with Accounting Standards Update ("ASU") 2016-02 for its financial statements and recorded right-of-use assets and lease liabilities. The Right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease.

The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Use of estimates:
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition:

Commission revenue, which is earned primarily in equities, foreign exchange ("FX") and fixed income through client use of the Company's algorithmic trading services, is recorded on a trade date basis. Commissions are primarily based on usage for equities using the number of shares traded, and for FX and fixed income using the U.S. dollar principal value traded, and are calculated based on volume levels and, in some cases, subject to minimum commission requirements and/or license fees.

The Company also charges an Installation and Integration Fee ("Onboarding Services") to new clients. This is an optional service provided to new clients to accommodate their specialized needs, including, but not limited to integration of clients' operating systems, setting up private hosting environments, adding new functionality, customizing algorithms, and reviewing and testing Financial Information eXchange ("FIX") specifications. The fees are primarily based on the estimated employees' time to perform such services. Onboarding Services are optional and specifically identifiable. In accordance with Accounting Standards Codification ("ASC") 606, the Company recognizes such revenues at a point in time when the services have been completed and accepted by the client. As of December 31, 2024, there are no outstanding receivables related to installation and integration fees.

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2023	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2024
Total deferred revenue	$ 38,578	$ 1,578,448	$ (1,617,026)	$ —

ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not identify any receivables as impacted by the above factors as of December 31, 2024. Accordingly, there is no allowance for credit losses as of December 31, 2024.

Stock-based compensation:

The Company participates in the Parent's 2020 Equity Incentive Plan (the "Parent's Plan") which provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, restricted stock units, performance stock units, or other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the Parent's long-term success.

The Parent measures and charges the Company the allocated compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. Forfeitures are recognized as they occur as a reduction of expense.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. The Company is included in the consolidated/combined federal and state income tax returns of the Parent.

Note 3 - Due from clearing broker:

Due from the clearing broker represents a restricted cash deposit required by the clearing broker. At December 31, 2024 receivables from clearing broker in the amount of $250,000 is reflected as Due from clearing broker in the statement of financial condition.

Note 4 - Accounts receivable:

Accounts receivable represents commissions and fees receivable from institutional clients, other broker-dealers, and banks relating to the use of the Company's algorithmic trading services. Accounts receivable is stated at the amount that management expects to collect on the outstanding balances. At December 31, 2024, the Company had accounts receivable in the amount of $3,054,548. Approximately 37.3% of the Company's accounts receivable was from two clients.

The Company's management determines an allowance for credit losses based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for credit losses. Based on the review of the individual client balances included in Accounts receivable as of December 31, 2024, the Company's management determined that an allowance for credit losses is not necessary.

PRAGMA LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5 - Fixed assets:

At December 31, 2024, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$ 568,151	$ (201,432)	$ 366,719
Computer software	14,170	(9,116)	5,054
Totals	$ 582,321	$ (210,548)	$ 371,773

Note 6 - Capitalized software:

At December 31, 2024, the Company had $2,826,192 of capitalized software, consisting of $3,193,955 of gross capitalized software, and $367,763 of accumulated amortization. During the year ended December 31, 2024, $2,727,914 of software development costs was capitalized.

Capitalized software consists of an allocation of compensation costs incurred for certain employees for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

Note 7 - Intangible assets:

Intangible assets that are subject to amortization, including related accumulated amortization, are comprised of the following:

	December 31, 2024		
	Cost	Accumulated amortization	Net Carrying amount
Developed Technology	$ 18,000,000	$ (3,214,286)	$ 14,785,714
Customer Relationships	7,100,000	(591,666)	6,508,334
Trademark/Trade Name	900,000	(75,000)	825,000
Total	$ 26,000,000	$ (3,880,952)	$ 22,119,048

As of December 31, 2024, no impairments related to Intangible assets were recorded.

Note 8 - Leases:

The Company has two operating equipment leases. The equipment leases provide for rental payments at a fixed amount. As of December 31, 2024, the Company had right-of-use assets relating to these operating leases of $565,404 which are included in Right-of-use assets in the statement of financial condition, and related lease liabilities in the amount of $565,404 which are reflected as Lease liabilities in the statement of financial condition.

As of December 31, 2024, the weighted average discount rate on the Company's operating leases is 7.23%, and the weighted average remaining lease term is 1.92 years.

Minimum lease payments, exclusive of escalation charges, are as follows for the years ending December 31st:

	Equipment Leases	Total
2025	$ 288,506	$ 288,506
2026	215,606	215,606
2027	111,594	111,594
Total	615,706	615,706
Less: imputed interest	(50,302)	(50,302)
Present value of minimum lease payments	$ 565,404	$ 565,404

Note 9 - Financial instruments with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 10 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2024, the Company had regulatory net capital of $12,323,650, which was $12,073,650 in excess of its required minimum regulatory net capital of $250,000.

Note 11 - Related party transactions:

The Company has a services and expense sharing agreement with Pragma Financial Systems LLC ("PFS"), whereby the companies provided certain software development, technology services and administrative services to each other for a fee, equal to its actual cost for such services. As of December 31, 2024, the Company had a net receivable from PFS in the amount of $389,320, which is included in Due from affiliate on the statement of financial condition.

The Company also entered an expense sharing agreement with the Parent whereby the Parent and/or its affiliates provide services and share expenses, such as employee stock options, use of office space, insurance and internal resources, with the Company and/or vice-versa, when necessary or appropriate to conduct each parties' respective businesses and operations. As of December 31, 2024, the Company has a payable to Parent in the amount of $187,374, which is reflected as Due to Parent and affiliates in the statement of financial condition.

The Company provides certain fixed income algorithmic trading and support services to MarketAxess Corporation ("MAC"), pursuant to a commission sharing arrangement, whereby the Company receives commissions for MAC's use of the Company's algorithmic trading services, subject to minimum commission requirements. MAC also provided certain services in the ordinary course of business to the Company through the Parent's expense sharing agreement. As of December 31, 2024, the Company had a net payable to MAC in the amount of $425,287, which is included in Due to Parent and affiliates in the statement of financial condition.

One of Company's employees transferred to an affiliate's Netherlands office in 2024, and as such, the employee's expenses are charged back to the Company. The Company has a payable to the affiliate of $23,559 as of December 31, 2024, which is included in Due to Parent and affiliates in the statement of financial condition.

Note 12 - Commitments:

As of December 31, 2024, the Company utilized a letter of credit in the amount of $195,952, which is collateralized by $203,708 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit was used as collateral for the lease for the Company's previous office space located in New York City which expired on November 30, 2024. This letter of credit was terminated in January 2025 and the collateral was released and returned to the Company.

Note 13 - Stock-based compensation:

Certain of the Company's employees participate in the Parent's stock incentive plan, which provides for the grant of restricted stock and other stock-based awards to encourage employees to participate in the long-term success of the Parent.

The Parent's annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards are generally vest ratably over a three-year period, subject to continued service to the Parent or one of its subsidiaries. In addition, the Parent grants share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards generally vest on the earlier of the date of the Parent's next annual stockholders' meeting or the one-year anniversary of the grant date, subject to continued service to the Parent or one of its subsidiaries. Such share-based compensation awards are expensed over the requisite service period.

The following table reports restricted stock activity during the year ended December 31, 2024:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	10,160	$ 217.24
Granted	8,215	
Forfeited	(292)	
Vested	(3,443)	
Outstanding at December 31, 2024	14,640	$ 219.04

Note 14 - Employee equity and benefit plans:

The Company participates in the Parent's Plan which includes share-based compensation awards as a component of certain employees' total compensation. These awards are generally subject to annual vesting requirements over a three-year period beginning at the date of grant, which occurs in the first calendar quarter of each year. Accordingly, the expense is generally amortized over the stated vesting period.

The Company participates in a defined contribution plan (the "PEO Plan") through the Parent.

Note 15 - Segment Information

The Company's algorithmic trading services relating to equity securities, foreign exchange and other asset classes comprise a single reportable segment due to the highly integrated nature of these products and services. The accounting policies of the Company's reportable segment are the same as those described in the summary of significant accounting policies. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses performance of the Company overall and decides how to allocate resources based on net income that is reported on the statement of operations as net income. The measure of segment assets is reported on the statement of financial condition as total assets. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Company's algorithmic trading services or into other areas. Net income is used to monitor budget versus actual results. The significant segment expenses and net income reviewed by the CODM conform to the presentation of such items in the statement of operations. In addition to the above measures, the CODM also reviews the Company's regulatory net capital under SEC Rule 15c3-1 and manages the business with the goal of maintaining regulatory compliance.

Note 16 - Subsequent events:

The Company has evaluated subsequent events through February 28, 2025, which is the date of the statement of financial condition was issued.